Exhibit 99(b)

PotashCorp
Helping Nature Provide

More per acre...

the long-term food solution

08
Summary Annual Report

More people.

More income in developing nations.
More demand for food, including protein.

Our vision
Play a key role in the global food solution while building long-term value for all our stakeholders.
Our goals
•	Be the preferred supplier to the markets we serve

•	Maximize long-term shareholder value

•	Build strong relationships with and improve the socioeconomic well-being of our communities

•	Attract and retain talented, motivated and productive employees who are committed to our long-term goals

•	Prevent harm to people and damage to the environment
Company profile
PotashCorp is an integrated producer of fertilizer, industrial and animal feed products. We are the world’s largest fertilizer enterprise, producing the three primary plant nutrients: potash, phosphate and nitrogen. Among these, potash-the main focus of our business – delivers the highest quality earnings. With large low-cost operations, plans to expand capacity significantly and strategic global investments, we have an unmatched ability to meet the needs of North America and growing offshore potash markets.
Financial data in this report are stated in US dollars unless otherwise noted.

Performance Highlights

($ millions, except per-share data and percentages)	2008	2007	2006	2005	2004	5-Year	10-Year
						CAGR[1]	CAGR
Financial Position

Current assets	2,267.2	1,811.3	1,310.2	1,110.8	1,243.6

Property, plant & equipment	4,812.2	3,887.4	3,525.8	3,262.8	3,098.9

Other long-term assets	3,169.4	4,017.9	1,381.0	984.3	784.3

Total assets	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8

Current liabilities	2,615.8	1,001.9	1,103.5	1,096.1	703.7

Long-term debt	1,739.5	1,339.4	1,357.1	1,257.6	1,258.6

Other long-term liabilities	1,304.6	1,356.6	976.1	871.7	778.9

Shareholders’ equity	4,588.9	6,018.7	2,780.3	2,132.5	2,385.6

Total liabilities & shareholders’ equity	10,248.8	9,716.6	6,217.0	5,357.9	5,126.8

Financial Results

Sales	9,446.5	5,234.2	3,766.7	3,847.2	3,244.4	28%	14%

Gross margin — Potash	3,055.5	912.3	561.1	707.4	422.8	72%	25%

Gross margin — Phosphate	1,114.5	432.8	125.3	98.9	15.8	73%[3]	17%

Gross margin — Nitrogen	737.4	536.1	315.6	318.7	242.8	31%	28%

Total gross margin	4,907.4	1,881.2	1,002.0	1,125.0	681.4	67%	23%

Net income	3,495.2	1,103.6	631.8	542.9	298.6	101%[3]	30%

Net income per share — diluted [2]	11.01	3.40	1.98	1.63	0.90	100%[3]	30%

Cash provided by operating activities	3,013.2	1,688.9	696.8	865.1	658.3

Additions to property, plant & equipment	1,198.3	607.2	508.6	382.7	220.5

1 Compound annual growth rate
2 Adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007
3 2003 result was negative, therefore 6-year CAGR used

5	$3.0 billion	169%
Consecutive years of record earnings	Cash flow from operating activities	Increase in average realized potash price year over year

2	Keyword Online: Financials

2008 Overall Gross Margin
$4.9 billion

GROSS MARGIN
Record performance continued for all three nutrient segments, with overall gross margin reaching $4.9 billion, far surpassing last year’s total of $1.9 billion.
Potash
Potash gross margin was $3.1 billion, more than triple the $912.3 million generated in 2007.
This record performance was achieved largely on the strength of realized potash prices, which far more than offset a 9 percent decrease in year-over-year potash sales volumes. Annual per-tonne potash prices rose 169 percent above last year’s level, with fourth-quarter realized prices averaging $625 per tonne. Driven by tight long-term supply/demand fundamentals, this strong pricing - even under difficult global economic circumstances -illustrates a key advantage of the potash business model.
Phosphate and Nitrogen
In phosphate and nitrogen, as in many businesses, 2008 was a story told in two parts.
Despite higher raw materials costs, robust demand and prices in the first three quarters led to full-year gross margin records in both nutrients: phosphate $1.1 billion and nitrogen $737.4 million. In the uncertain economic climate of the fourth quarter, however, weakened demand, rapidly declining raw material costs and growing inventories led phosphate and nitrogen producers around the world to lower prices, reducing performance industry-wide.

Letter to Shareholders

Food Production Remains A Global Priority
The latter half of 2008 brought unprecedented challenges to world financial markets, and no industry — even those as essential as fertilizer and food — escaped untouched.
This financial turmoil dominated people’s attention, while concern about the global food supply — a potentially devastating crisis that earned priority status earlier in the year — was pushed out of the spotlight. The prospect of food shortages has dire implications, and the fact that this has been bumped from the headlines does not mean it has been resolved. The long-term need to increase food production remains a critical issue.
PotashCorp’s products are integral to protecting the global food supply, and the need to produce higher yields per acre represents a significant opportunity for your company.
In recent years, we have benefited from growing demand and higher prices for our fertilizer products, especially potash. This helped us achieve a fifth consecutive year of record earnings in 2008.
Yet even with long-term food consumption trends that are hard to dispute, our industry was affected by the widespread loss of confidence in the global economy. Despite robust grain demand and extremely low inventories relative to use, crop commodity prices were caught up in the freefall. Farmers, like other consumers, reacted by holding on to their capital and deferring fertilizer purchases.
Diverting focus and resources away from food production — even in the short term — will result in greater need. When attention returns to the food crisis, the challenges will have grown.
We believe this will further increase the need for and value of the crop nutrients we produce. With this understanding, your company has not wavered from the long-term strategies that led to our success over the past two decades and provide even greater potential for the future.
A Fundamental Issue
The world looks very different in the agricultural regions of China, India and Brazil than it does in headline coverage of financial issues.
With global population growing by approximately 75 million people per year, the food supply is under extreme pressure. Many countries with the fastest growing populations also have the strongest economic growth, enabling more people to improve their diets by adding meat and protein-rich foods.
This requires more grain. In seven of the past nine years, world grain production has fallen short of consumption. As a result, global inventories are low. Current grain stocks would feed the world for just over two months, compared to the greater than three-month cushion averaged over the past 30 years. This reduction puts the world food supply at risk.
Simply put, more food must be produced on a land base that is being squeezed by global development - and the only practical solution is to improve agricultural yields. This has raised interest in and awareness of the essential role of fertilizer in food production. While the financial crisis meant demand for our products was deferred through the fourth quarter of 2008 and the early months of 2009, we expect the need for them will continue to grow.

Letter to Shareholders (continued)

To prepare for this growth, we continue to build our potash capacity. Adding to previously announced debottlenecking and expansion projects, we have expanded our plans at Allan, Cory and Rocanville to get the most out of our existing operations. In total, we are investing CDN $7 billion to raise our constructed capacity to 18 million tonnes by the end of 2012.
As we have in the past, we will bring on this capacity when it is needed, remaining true to our long-held strategy of matching production to market demand. We demonstrated our commitment to this late in 2008 when we announced plans to curtail 2 million tonnes of production in early 2009 in anticipation of reduced demand during the first quarter.
We will not push our products into markets when there is a lull, but we will be prepared as demand growth returns. We expect a new surge to begin during the second half of 2009 — and we will be ready to capitalize on the opportunity.
Producing Financial Performance
By using our resources, particularly potash, when they have the greatest value, we have continued to improve our financial performance.
In 2008, we earned a record $11.01 per share, or $3.5 billion, more than triple our 2007 net income. Gross margin grew to $4.9 billion — a $3 billion increase over 2007 — as all our nutrients made record contributions.
Significantly higher prices for potash are at the heart of this record performance. Our average realized price of $625 per tonne in the fourth quarter of 2008 was nearly four times our average price of 2007. More importantly, these price gains held up late in the year, even as the financial turmoil triggered a chain of events that led to a sharp decline in phosphate and nitrogen prices.
Potash buyers have recognized that strong and sustainable pricing is required to encourage much-needed long-term investments in capacity. With our unmatched capability in potash, this represents more opportunity for our company.
Pursuing Our Full Potential
As pleased as we are with our 2008 performance, we believe it only hints at what we can achieve. The world will need more fertilizer, especially potash. With no significant greenfield projects underway, and factoring in new production from all announced capacity expansion projects, the global potash supply is expected to be challenged for at least the next five years.
That should support stronger pricing and even greater financial performance. We anticipate higher prices and will soon have the capability to produce up to 18 million tonnes. While this is not a forecast, we believe it is possible that price increases and demand could elevate our annual potash gross margin toward $25 billion in the years ahead.
We believe our potash advantage separates us from other companies in our industry, and we will use this in the pursuit of greater returns for our shareholders.
A Long-Term Commitment
As a company, we remain unfailingly focused on the long-term demand for our products and the potential it holds. Accordingly, we base our business decisions on maximizing value — not quarter by quarter, but over an extended period of time. This includes building strong and lasting relationships with all our stakeholders, as we understand how we nourish each other’s growth.
Our Board of Directors has both supported and challenged our vision and plans, ensuring we maintain the high standards and strong reputation that have been established by our performance. The strong leadership we receive is important to our continued success.
We have abundant reserves and will use them to help the world’s farmers meet the challenge of feeding an ever-growing population. Not only will this allow us to serve the needs of our customers and communities for generations to come, it will enhance our ability to reward you for providing the capital needed to fulfill the noble cause of food production.
We look forward to continuing on a path of strong financial performance and greater returns for our shareholders.
William J. Doyle
President and Chief Executive Officer
February 20, 2009

6 keys

to understanding our business

1. The world needs more fertilizer
2. Among nutrients, the potash business has advantages
3. Potash is the core of our business
4. Our strategies emphasize earnings growth with reduced volatility
5. We are uniquely prepared to meet growing potash demand
6. We live by our Core Values

KEY 1
WAYNE BROWNLEE,
Executive Vice President and CFO
“We’re witnessing an unprecedented period of global development - creating new opportunities for people to enrich their lives and diets, and for our business and stakeholders to prosper.”
The world needs more fertilizer
It’s a picture of growth — and necessity.
Global population grows by 75 million every year as it rises toward an expected 9.2 billion by 2050. Consumption of meat and other sources of protein — which require substantial grain to produce - continues to climb as millions of people in developing nations gain purchasing power. Available agricultural land per person shrinks as cities and populations expand, while poor fertility practices continue to keep soils underproductive in much of the world.
The result? Demand for grain has outpaced production for seven of the past nine years, forcing countries to deplete grain stocks to meet their immediate needs and leaving stocks-to-use levels near historical lows.
The world needs to find a sustainable way to produce more food for more people on limited land. The world needs more fertilizer.

•      Mined from evaporated sea deposits
•      As fertilizer: improves root strength and disease resistance, enhances taste, color and texture of food
•      As feed: aids animal growth and milk production
•      Used in industrial products (food products, soaps, water softeners)

•      Mined from ancient sea fossils
•      As fertilizer: aids in photosynthesis, speeds crop maturity
•      As feed: assists in muscle repair and skeletal development
•      Used in industrial products (soft drinks, food products, metal treatment)

•      Synthesized from air using steam and natural gas
•      As fertilizer: builds proteins and enzymes, speeds plant growth
•      As feed: essential to RNA, DNA and cell maturation
•      Used in industrial products (plastics, resins, adhesives)

POTASH K	PHOSPHATE P	NITROGEN N

Keyword Online: Our Business	9

World markets

China uses more fertilizer than any other country, with farmers often double- and triple-cropping to grow rice, fruits and vegetables for its 1.3 billion people.

In the coming years, China plans to raise its annual grain production by approximately 10 percent, or 50 million tonnes. To achieve this growth, its government is taking important steps to encourage productivity and modernize the country’s agricultural practices. In addition to doubling agricultural subsidies to improve returns to farmers, it is raising minimum prices for key commodities such as wheat and rice. It is also beginning to allow the transfer of land-use rights, which should ultimately lead to larger and more efficient farms.

BETTER DIETS

In China, access to better nutrition has boosted the average height of urban six-year-old boys by 2.52 inches (6.4 cm) over 30 years. Girls of the same age kept pace, averaging 2.44 inches (6.2 cm) taller.

Source: China Ministry of Health

KEY 1     The world needs more fertilizer

NORTH AMERICA
The US and Canada are major suppliers of food and fiber, with the US accounting for approximately 40 percent of total global trade in wheat, corn, soybeans and cotton. Both countries are among the world’s most efficient agricultural producers.
Rising global food demand and domestic biofuel mandates have created competition for limited farmland and driven crop prices beyond historical levels. This has led US farmers to achieve record earnings in five of the past six years and reduced debt-to-equity ratios to all-time lows. A strong financial footing and low global grain inventories give them the ability and incentive to maximize crop production.
INDIA
India’s large population (1.1 billion) and growing incomes are driving the need for more food and better diets. With 17 percent of world population but only 11 percent of its arable land, and yields typically 20-50 percent of those on equivalent US cropland, India’s need for fertilizer is clear.
The Indian government recently set an agricultural sector growth target of 4 percent per year until 2012. To stimulate yield improvements, it has raised the minimum support price for rice by 40 percent in the current crop year and continues to heavily subsidize farmers for potash use.
BRAZIL
With land, water and labor available to increase crop and meat production, Brazil has become a virtual supermarket to the world. However, its soils are potassium-deficient and require potash to remain productive. Brazil supplies approximately 40 percent of China’s soybean market and is the world’s largest sugar cane producer with one-quarter of global production and plans for expansion. Corn, another potash-intensive crop, is also grown for export and to feed its expanding livestock industry.
Because agriculture is critical to Brazil’s GDP, its government has been working to overcome near-term economic issues by extending credit to agricultural producers. It is also investing in infrastructure and developing longer-term plans to encourage growth in crop production.
SOUTHEAST ASIA
Southeast Asia is the world’s leading producer of oil palm and rubber, both nutrient-intensive crops. In the last 10 years, Indonesia and Malaysia have more than doubled their palm oil production, and it is expected to grow by almost 4 percent annually over the next decade, driven primarily by rising demand for edible oils in China, India and Southeast Asia.

Keyword Online: Our Business, Markets	11

KEY 2
Among nutrients, the
potash business has advantages
When it comes to the fertilizer business, not all nutrients are created equal. Potash -the quality nutrient — is unequaled in its ability to enhance the size, color and flavor of food. It increases a crop’s protein, oil and vitamin C content, improves storage and shipping qualities, and enhances the effectiveness of other nutrients within the plant.
It is also rarest of the three nutrients, with production occurring in only 12 countries and half of the world’s reserves located in Saskatchewan, Canada. Deposits are costly to access, with a price tag for a conventional 2-million-tonne mine in Saskatchewan estimated at CDN $2.8 billion, not including related investment in roads, rail, utility systems, port facilities and other off-site infrastructure.
Fewer players and higher start-up costs are not the only benefits of the potash business. Minimum development lead times of seven years offer a longer view of the competitive horizon. With demand accelerating in developing nations, supply challenges are expected over the coming years as global producers continue to be pushed against their capacity limits.

Keyword Online: Our Business, Potash	13

KEY 3
Potash is the core of our business
While our world-class phosphate and nitrogen assets make us the #3 producer in both industries, potash is the namesake of our company and the focal point of our business.
With 22 percent of global capacity at our Canadian operations, we have more potash than any other company — a position we’ve built patiently through acquisitions and internal investments.
We add to this strength with ownership interests in four global potash businesses:
•	Arab Potash Company Ltd. (APC) in Jordan and Israel Chemicals Ltd. (ICL) in Israel, key producers and suppliers of potash to Mediterranean and East Asian markets.

•	Sociedad Quimica y Minera de Chile S.A. (SQM) in Chile, a specialty potash, iodine and lithium producer.

•	Sinofert Holdings Limited (Sinofert), the largest distributor of potash and other fertilizers in China.
These investments enhance our bottom line and better position us to benefit from growth in key world potash markets.

KEY 4
Our strategies emphasize earnings growth
with reduced volatility
Potash First. It’s a simple strategy – one that drives our business decisions and provides our best opportunity for long-term growth. With the greatest potential to grow volumes, realize higher prices and lower per-tonne fixed costs while reducing volatility, our potash business offers more earnings quality than other fertilizer businesses.
We prioritize choices that enhance our leading potash position, investing within and outside our company to best prepare for the opportunities that will arise as potash demand continues to increase. Our world-class phosphate and nitrogen businesses complement our Potash First strategy.
Our strategies within each nutrient segment are designed to use our competitive strengths to minimize volatility while maximizing margins:
Potash – match supply to market demand, a strategy we’ve followed for more than two decades.
Phosphate – optimize our product mix by using our high-quality rock to create the most profitable combination of fertilizer and less-cyclical feed and industrial products.
Nitrogen – leverage our lower-cost Trinidad natural gas contracts — which are linked to ammonia selling prices - to stabilize earnings and achieve cost advantages over US producers.

16	Keyword Online: Our Business, Strategies

KEY 5
JIM DIETZ
Executive Vice President and COO
“The world needs to produce more per acre, and that means more potash. Our projects help us deliver that potash more quickly and at less cost than new development.”
We are uniquely prepared to meet growing potash demand
With more potash capacity than any other global producer – and resources that enable us to add to that total more quickly and cost–effectively than most competitors – we are uniquely positioned to capitalize on the expected growth in demand.
Anticipating tightening market conditions, we began plans to add to our capacity in 2003, leveraging our existing facilities to bring on new supply capability. Funded primarily by available cash flow, these expansions are growing even more valuable in a global climate marked by tightened access to credit and higher geopolitical risk.
By using our unparalleled assets and expertise to build on our competitive advantage, we improve our industry-leading position and provide long-term value for our stakeholders.

Our debottlenecking and expansion projects will raise constructed capacity to 18 million tonnes by 2012, approximately double our 2005 capability.

Keyword Online: Our Business, Operations	19

Potash capacity projects

Financial data on pages 20 and 21 are stated in CDN dollars.

$7.0 billion
Capacity Investment

Lanigan

LANIGAN: $0.4 B 1.5 MMT

Completed mid-2008. Refurbished an idled mill, upgraded hoisting capability and other underground equipment.

PATIENCE LAKE: $0.1 B 0.4 MMT

Solution mine will bring back idled capacity by adding injection wells and pumping and piping systems.

BUILDING OUR COMPETITIVE ADVANTAGE

Demonstrating our commitment to our Potash First strategy, we have undertaken debottlenecking and expansion projects that will add more than 10 million tonnes between 2005 and 2012, accounting for over half of industry capacity constructed during that period. This will enable our company to capture a significant percentage of new potash demand as it develops.

>50%
of industry capacity constructed from 2005 through 2012

COMPLETED
ROCANVILLE, ALLAN : $0.3 B 1.1 MMT
2005
2006
2007
2008
2009

20

KEY 5      We Are Uniquely Prepared To Meet Growing Potash Demand

CORY I:	$0.9 B	1.2 MMT

Two-phase debottleneck/expansion to storage, load-out and rail yard will accommodate new red product and higher volumes.

NEW BRUNSWICK:	$1.7 B	1.2 MMT

Positioned to serve South America, this East Coast facility is expanding production by developing a new mine and leveraging existing surface infrastructure.

ROCANVILLE:	$2.8 B	2.7 MMT
ALLAN:	$0.6 B	1.0 MMT
CORY II:	$0.2 B	1.0 MMT

Expansions to mill and mine facilities at Rocanville will include sinking a new shaft.

Allan expansion follows 2007 debottleneck.

Phase II of Cory expansion will raise site's capacity to 3 MMT.

20
15
10
5
0
MMT
POTASHCORP'S CAPACITY CONSTRUCTED
COMPETITORS' CAPACITY CONSTRUCTED
2010
2011
2012

CONSTRUCTION COMPLETION DATE

21

KEY 6
BUILDING RELATIONSHIPS
PotashCorp employees building
low-income housing for Habitat
for Humanity in Saskatoon, SK.
“It helped our community and
drew us together as a group,” said
Karen Chasez, PotashCorp Vice
President, Procurement.
We live by our Core Values
Our Core Values define and guide the way we do business. They remind us that our responsibilities extend beyond financial performance, and beyond the walls of our facilities.
By committing to and living by our Core Values, we create long-term value for our shareholders, build support among stakeholders, engender accountability in our employees, deepen our relationships with customers and partners, and improve quality of life in our communities.
CORE VALUES
We Operate with Integrity
We hold all employees to the highest standards of business conduct. We treat people fairly and communicate promptly, completely and accurately with all stakeholders.
Our Overriding Concern Is the Safety of People and the Environment
We strive to do no harm to people and no damage to the environment. Our commitment to safety and environmental stewardship is deeply embedded in our culture and operations.
We Listen to All PotashCorp Stakeholders
We diligently monitor stakeholder feedback and cultivate relationships that keep us engaged with and responsive to the people upon whom our long-term success relies.
We Seek Continuous Improvement
We refine practices throughout our operations to build value, increase efficiency and foster an atmosphere of responsive innovation.
We Share What We Learn
We inform and train our employees and contractors to ensure they are committed to our vision and values. We teach safety to our communities and offer programs to explain how our products benefit the world.
We Are Accessible, Accountable and Transparent
We publicly set goals and objectives for our economic, environmental and social performance through initiatives like our triple-bottom-line sustainability report. We are accessible to all stakeholders, helping them understand the company’s direction, values and progress.

Keyword Online: Core Values	23

PotashCorp Board of Directors

Front [L to R]
Dallas J. Howe (Chair) A
Calgary, AB
Owner and CEO of DSTC Ltd.
William J. Doyle
Winnetka, IL
President and CEO of PotashCorp

Back [L to R]
Elena Viyella de Paliza C
Dominican Republic
President of Inter-Quimica, S.A.,
Monte Rio Power Corp and Indescorp, S.A.
Keith G. Martell B,D
Saskatoon, SK
Executive Chairman of
First Nations Bank of Canada

Paul J. Schoenhals B,C
Calgary, AB
Retired President and CEO of Enform
and Chairman of the PCS Crown
corporation from 1987 to 1989
Alice D. Laberge A,D
Vancouver, BC
Corporate Director and former
President and CEO of Fincentric
Corporation
John W. Estey B,C
Glenview, IL
President and CEO of S&C Electric Co.
Wade Fetzer III A,B
Glencoe, IL
Director of Sinofert and Retired Partner
with Goldman Sachs

E. Robert Stromberg, QC C
Jackfish Lake, SK
Formerly associated with the law firm
Robertson Stromberg Pedersen
C. Steven Hoffman C,D
Lincolnshire, IL
Former senior executive
of IMC Global Inc.
Mary Mogford A,D
Newcastle, ON
Corporate Director and former
Ontario Deputy Minister of Finance
and Natural Resources
Jeffrey J. McCaig B,D
Calgary, AB
Chairman and CEO of
Trimac Group of Companies

Committees:    A Corporate Governance and Nominating    B Compensation    C Safety, Health and Environment    D Audit

Corporate Officers & Senior Management

L to R
Denis A. Sirois
Vice President
and Corporate Controller
Denita C. Stann
Senior Director
Investor Relations
Joseph A. Podwika
Senior Vice President
General Counsel and Secretary
Robert A. Jaspar
Senior Vice President
Information Technology
Daphne J. Arnason
Vice President
Internal Audit

Wayne R. Brownlee
Executive Vice President
and Chief Financial Officer
William J. Doyle
President and
Chief Executive Officer
Thomas J. Regan, Jr.
President
PCS Phosphate and PCS Nitrogen
James F. Dietz
Executive Vice President
and Chief Operating Officer
G. David Delaney
President
PCS Sales

Stephen F. Dowdle
Senior Vice President
Fertilizer Sales, PCS Sales
Karen G. Chasez
Vice President
Procurement
John R. Hunt
Vice President
Safety, Health and Environment
Barbara Jane Irwin
Senior Vice President
Administration
Garth W. Moore
President
PCS Potash

Shareholder Information

Annual Meeting
The Annual Shareholders Meeting will be held at 10:30 a.m. Central Standard Time May 7, 2009 in the Grand Salon, TCU Place, 35 - 22nd Street East, Saskatoon, Saskatchewan.
It will be carried live on the company’s website, www.potashcorp.com.
Holders of common shares as of March 12, 2009 are entitled to vote at the meeting and are encouraged to participate.
Dividends
Dividend amounts paid to shareholders resident in Canada are adjusted by the exchange rate applicable on the dividend record date. Dividends are normally paid in February, May, August and November, with record dates normally set approximately three weeks earlier. Future cash dividends will be paid out of, and are conditioned upon, the company’s available earnings. Shareholders who wish to have their dividends deposited directly to their bank accounts should contact the transfer agent and registrar, CIBC Mellon Trust Company.
Registered shareholders can have dividends reinvested in newly issued common shares of PotashCorp at prevailing market rates.
Information for Shareholders Outside Canada
Dividends paid to residents in countries with which Canada has bilateral tax treaties are generally subject to the 15 percent Canadian non-resident withholding tax. Shareholders in the United States who have not filed a W-9 are also subject to the backup withholding tax (currently 28 percent). There is no Canadian tax on gains from the sale of shares (assuming ownership of less than 25 percent) or debt instruments of the company owned by non-residents not carrying on business in Canada. No government in Canada levies estate taxes or succession duties.
Investor Inquiries
Denita Stann, Senior Director, Investor Relations
Canada: (800) 667-0403     US: (800) 667-3930
e-mail: ir@potashcorp.com
Visit us at www.potashcorp.com
Common Share Transfer Agent

CIBC Mellon Trust Company	BNY Mellon Shareholder Services
P.O. Box 7010	480 Washington Blvd - 27th floor
Adelaide Street Postal Station	Jersey City, NJ 07310
Toronto, ON M5C 2W9
Phone: (416) 643-5500
(800) 387-0825
inquiries@cibcmellon.com
www.cibcmellon.com
Shareholders with address changes or inquiries concerning their Potash Corporation of Saskatchewan Inc. stock are invited to contact CIBC Mellon Trust (address above), or Joseph A. Podwika, Corporate Secretary, PotashCorp (Canadian address below)
Ownership
On February 20, 2009, there were 1,792 holders of record of the company’s common shares.
Shares Listed
Toronto Stock Exchange
New York Stock Exchange
Ticker Symbol: POT
Financial Reports and News Releases
Annual reports, interim reports and news releases are available on our website or by contacting the Investor Relations department.
NYSE Corporate Governance
Disclosure contemplated by 303A.11 of the NYSE’s listed company manual is available on our website at www.potashcorp.com. The company has filed annual written affirmations/certifications pursuant to the NYSE listing company manual. The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our 2008 Annual Report on Form 10-K.
Corporate Offices

Canada:	US:
Suite 500, 122 - 1st Ave S	Suite 400, 1101 Skokie Blvd
Saskatoon SK S7K 7G3	Northbrook IL 60062
Phone: (306) 933-8500	Phone: (847) 849-4200

26	Keyword Online: Shareholder Info

Common Share Prices and Volumes
This table sets forth the high and low prices, as well as the volumes, for the company’s common shares as traded on the Toronto Stock Exchange and the New York Stock Exchange (composite transactions) on a quarterly basis. Potash Corporation of Saskatchewan Inc. is on the S&P/TSX 60 and the S&P/TSX Composite indices.

	Toronto Stock Exchange[1]			New York Stock Exchange
	High*	Low*	Volume	High*	Low*	Volume

2008
Q1	167.80	109.00	103,153,851	165.00	105.52	481,399,952
Q2	246.29	155.03	118,100,762	241.62	150.44	725,191,906
Q3	231.28	131.43	111,838,148	229.95	126.49	783,581,966
Q4	142.00	61.81	165,047,982	133.44	47.54	1,153,295,676

Year 2008	246.29	61.81	498,140,743	241.62	47.54	3,143,469,500

2007
Q1	65.31	51.92	51,599,528	56.35	44.05	221,025,369
Q2	86.21	61.02	51,480,129	80.85	52.82	220,781,704
Q3	108.92	76.96	65,980,291	109.40	71.50	189,289,076
Q4	148.89	94.30	67,978,612	151.90	97.36	239,545,310

Year 2007	148.89	51.92	237,038,560	151.90	44.05	870,641,459

2006
Q1	37.96	30.50	63,024,657	33.08	26.05	165,652,500
Q2	39.00	28.93	56,060,451	35.47	26.28	162,390,900
Q3	39.49	30.67	42,424,140	35.49	27.34	123,589,800
Q4	56.96	37.75	58,463,577	49.06	33.83	185,087,100

Year 2006	56.96	28.93	219,972,825	49.06	26.05	636,720,300

Source: Thomson Reuters	[1] Trading prices are in CDN $

* Data are adjusted for a two-for-one stock split in August 2004 and a three-for-one stock split in May 2007

Forward-looking Statements
This 2008 Summary Annual Report contains forward-looking statements. These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact. These statements are based on certain factors and assumptions as set forth in this Summary Annual Report, including foreign exchange rates, expected growth, results of operations, performance, business prospects and opportunities, and effective income tax rates. While the company considers these factors and assumptions to be reasonable based on information currently available, they may prove to be incorrect. Several factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to: fluctuations in supply and demand in fertilizer, sulfur, transportation and petrochemical markets; changes in competitive pressures, including pricing pressures; the current global financial crisis and conditions and changes in credit markets; the results of negotiations with China and India; timing and amount of capital expenditures; risks associated with natural gas and other hedging activities; changes in capital markets and corresponding effects on the company’s investments; changes in currency and exchange rates; unexpected geological or environmental conditions, including water inflow; strikes or other forms of work stoppage or slowdowns; changes in, and the effects of, government policy and regulations; and earnings, exchange rates and the decisions of taxing authorities, all of which could affect our effective tax rates. Additional risks and uncertainties can be found in our Form 10-K for the fiscal year ended December 31, 2008 under the captions “Forward-Looking Statements” and “Item 1A – Risk Factors” and in our filings with the US Securities and Exchange Commission and the Canadian provincial securities commissions. Forward-looking statements are given only as at the date of this report and the company disclaims any obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.
Market and Industry Data Statement
Some of the market and industry data contained in this Summary Annual Report are based on internal surveys, market research, independent industry publications or other publicly available information. Although we believe that the independent sources used by us are reliable, we have not independently verified and cannot guarantee the accuracy or completeness of this information. Similarly, we believe our internal research is reliable, but such research has not been verified by any independent sources.
Information in the preparation of this Summary Annual Report is based on statistical data and other material available at February 20, 2009.
Sources, Abbreviations, Terms and Measures

Abbreviated Company Names and Sources*
APC	Arab Potash Company Ltd. (Amman: ARPT), Jordan
British Sulphur	British Sulphur Consultants, UK
Canpotex	Canpotex Limited, Canada
Doane	Doane Advisory Services, USA
FAPRI	Food and Agricultural Policy Research Institute, USA
Fertecon	Fertecon Limited and Fertecon Research Centre Limited, UK
ICL	Israel Chemicals Ltd. (Tel Aviv: ICL), Israel
NYSE	New York Stock Exchange, USA
Sinofert	Sinofert Holdings Limited (HKSE, 0297.HK), China
SQM	Sociedad Quimica y Minera de Chile S.A.
(Santiago Bolsa de Comercio Exchange, NYSE: SQM), Chile
Thomson Reuters	Thomson Reuters, USA
TSX	Toronto Stock Exchange, Canada
USDA	US Department of Agriculture, USA

*	Where PotashCorp is listed as a source in conjunction with external sources, we have supplemented the external data with internal analysis.

Fertilizer Measures
K2O tonne	Measures the potassium content of fertilizers having different chemical analyses
P2O5 tonne	Measures the phosphorus content of fertilizers having different chemical analyses
N tonne	Measures the nitrogen content of fertilizers having different chemical analyses
Product tonne	Standard measure of the weights of all types of potash, phosphate and nitrogen products

Glossary of Terms
2008E	2008 Estimated
2009F	2009 Forecast
Canpotex	An export company owned by all Saskatchewan producers of potash (PotashCorp, Mosaic and Agrium)
CDN	Canadian dollars
Constructed Capacity	Equipment in a state of readiness to produce. While constructed capacity is increased at mechanical completion of a project, a period of ramp-up may be required to achieve full operating levels
Greenfield	New operation built on undeveloped site
MMT	Million tonnes
MT	Tonne
North America	The North American market includes Canada and the United States
Offshore	Offshore markets include all markets except Canada and the United States
PotashCorp	Potash Corporation of Saskatchewan Inc. (PCS) and its direct or indirect subsidiaries, individually or in any combination, as applicable
Shipments	Imports plus domestic producer sales

Scientific Terms
Nitrogen	NH3	ammonia (anhydrous), 82.2% N
	HNO3	nitric acid, 22% N (liquid)
	UAN	nitrogen solutions, 28-32% N (liquid)
Phosphate	P2O5	phosphoric acid (liquid)
	MGA	merchant grade acid, 54% P2O5 (liquid)
	DAP	diammonium phosphate, 46% P2O5 (solid)
	MAP	monoammonium phosphate, 52% P2O5 (solid)
	SPA	superphosphoric acid, 70% P2O5 (liquid)
	MCP	monocalcium phosphate, 48.1% P2O5 (solid)
	DCP	dicalcium phosphate, 42.4% P2O5 (solid)
	DFP	defluorinated phosphate, 41.2% P2O5 (solid)
Potash	KCI	potassium chloride, 60-63.2% K2O (solid)

More

on the horizon

The long-term drivers of the fertilizer business – and for potash in particular – are undeniable. Even in these challenging economic times, the basic need for food remains.

While financial conditions may be difficult to predict, our response to them will not be. Our long-held strategies, especially in potash, have repeatedly proven effective at achieving sustainable growth.

We anticipate tremendous opportunities ahead for our company and our stakeholders as we prepare to help farmers meet their great challenge: to produce *more per acre*.

More online...

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